UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-40310

Innoviz Technologies Ltd.
(Translation of registrant’s name into English)

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

Innoviz Technologies Ltd. (the “Company”) hereby furnishes the following Notice with respect to the Company’s Annual General Meeting of Shareholders to be held on December 12, 2023.

This Report and related exhibits are incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-265170 and 333-267646) and Form S-8 (File Nos. 333-255511, 333-265169 and 333-270416), and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVIZ TECHNOLOGIES LTD. By: /s/ Eldar Cegla Name: Eldar Cegla Title: Chief Financial Officer

Date: November 1, 2023

Exhibit Index

Exhibit	Description
99.1	Notice of the Annual General Meeting of Shareholders of the Company to be held on December 12, 2023.